Exhibit 99.1


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                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                    CONTACT IN U.S.
Korea Thrunet Co., Ltd.             The Global Consulting Group
KD Park                             Mark Jones
Investor Relations                  Investor Relations
kdpark@corp.thrunet.com             mark.p.jones@tfn.com
-----------------------             --------------------
822-3488-8826                       212-807-5027



               Korea Thrunet Receives a Nasdaq Staff Determination
                ~ Nasdaq Listing Qualifications Panel to consider
           delisting the Securities from the Nasdaq National Market ~



Seoul and New York, March 11, 2003 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that the Company received a Nasdaq Staff Determination on March 4, 2003, indicating that as a result of the Company's filing of a petition for a stay order and a petition for commencement of reorganization proceedings with the Bankruptcy Division of the Seoul District Court (the "Filing"), the Company no longer meets the requirement for continued listing set forth in Marketplace Rule 4450(f) (the "Rule"), and that the Nasdaq Listing Qualifications Panel will consider the Company's Filing in rendering its decision regarding delisting of the securities from the Nasdaq National Market.

The Company plans to make a written submission to the Nasdaq Listing Qualifications Panel later today, explaining the background and the purpose of the Filing. There can be no assurance that the Panel will grant the Company's request for continued listing.

Joseph Yoon, Ph.D, Executive Vice President of the Company, who is in charge of Investor Relations, stated, "The purpose of the reorganization proceedings is to allow the Company an opportunity to overcome its financial difficulties and continue normal commercial operations. If the court approves the Company's petition for reorganization proceedings, it will provide Thrunet with an opportunity for the restructuring of debt repayment obligations and allow Thrunet to continue providing quality Internet access services to customers on the stable cash basis earned from operating activities."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet



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access services in Korea. The first to offer broadband Internet services in
Korea, Thrunet has 1,293,541 paying end-users at the end of February 2003. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release contains forward-looking statements that are subject to significant risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone: 822-3488-8826         Fax: 822-3488-8511           http://www.thrunet.com

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